SWEETGREEN, INC.

3101 W. Exposition Blvd.

Los Angeles, CA 90018

November 15, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Katherine Bagley, Lilyanna Peyser, Patrick Kuhn and Lyn Shenk

Re:	Sweetgreen, Inc. Registration Statement on Form S-1, as amended (File No. 333-260472) Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Sweetgreen, Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on November 17, 2021, or as soon thereafter as possible, or at such other time as its legal counsel, Cooley LLP, may request by telephone to the Staff.

Once the Registration Statement has been declared effective, please orally confirm that event with Siana Lowrey of Cooley LLP at (415) 693-2150, or in her absence, David Peinsipp at (415) 693-2177, Nick Hobson at (310) 883-6413, or Julia Boesch at (415) 693-2326.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

[Signature page follows]

Very truly yours,

Sweetgreen, Inc.

/s/ Jonathan Neman
By:	Jonathan Neman
Title:	Chief Executive Officer

[Signature Page to Acceleration Request]